United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

October 2021

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

Vale and Jiangsu Shagang sign MoU to develop steelmaking decarbonization solutions

Rio de Janeiro, October 18th, 2021 - Vale S.A (“Vale”) has signed a Memorandum of Understanding ("MoU") with Jiangsu Shagang Group Co., Ltd ("Jiangsu Shagang") in which both agreed to pursue opportunities to develop steelmaking solutions focused on reducing CO2 emissions.

Vale and Jiangsu Shagang intend to develop economic feasibility studies of (i) usage of products with lower carbon footprint in ironmaking process, as high-grade iron ore products; and (ii) cooperation on Tecnored plants.

This initiative contributes to achieving Vale’s commitment to reduce 15% of net Scope 3 emissions by 2035. Additionally, Vale seeks to reduce its absolute Scope 1 and 2 emissions by 33% by 2030 and achieve neutrality by 2050, in line with the Paris Agreement, leading the evolution process towards low carbon mining.

About Tecnored

Tecnored is a 100% Vale subsidiary focused on developing a low carbon pig iron process through the use of energy sources, such as biomass and syn-gas, that emit less CO2 than the coal and coke the tradition iron-making processes use. Using biomass, the path to economic carbon neutrality may be achieved in the medium term.

About Jiangsu Shagang

Jiangsu Shagang is a Chinese steel producer and service supplier, ranked among the World Top 500 companies for 12 years consecutively and ranked the 351st place in 2020. Currently, Jiangsu Shagang has five production sites, which are mainly located in Jiangsu, Liaoning and Henan Provinces. Jiangsu Shagang has a wide range of steel products, which are exported to more than 100 countries and regions around the world, and widely used in infrastructure, manufacturing, high-end equipment, consumption, etc.

Luciano Siani Pires

Executive Officer of Investor Relations

Ever since the Covid-19 outbreak began, our highest priority is the health and safety of our employees. Our IR team adopted work-from-home, and as we continue to face these new circumstances, we strongly recommend you prioritize e-mail and online engagement.

For further information, please contact:

Vale.RI@vale.com

Ivan Fadel: ivan.fadel@vale.com

Andre Werner: andre.werner@vale.com

Mariana Rocha: mariana.rocha@vale.com

Samir Bassil: samir.bassil@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Ivan Fadel
Date: October 18, 2021		Head of Investor Relations